CF GLOBAL TRADING, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CF Global Trading, LLC & Subsidiaries**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
60 East 42nd Street, Suite 1455
(No. and Street)

New York	**NY**	**10165**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Manzo	**201-519-1905**	**mmanzo@cfglobal.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – If individual, state last, first, and middle name)

1411 Broadway, 23rd Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**PCAOB #100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York }
County of New York }

OATH OR AFFIRMATION

I, Edouard Dejoux _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CF Global Trading, LLC & Subsidiaries _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLAYRE DORTHY WESTBY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WE6010813
Qualified in KingCounty
Certificate on File in New York County
Commission Expires July 18, 2027

Signature:

Title:
Chief Execitive Officer

Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
CF Global Trading, LLC and Subsidiaries:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and Subsidiaries (the "Company") as of December 31, 2023, notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York
February 29, 2024

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	9,718,976
Segregated reserve accounts		168,180
Due from brokers – net of current credit loss allowance of $51,584		1,155,956
Clearing deposits		1,000,000
Prepaid expenses		239,455
Fixed assets - net of accumulated depreciation and amortization of $2,386,307		74,164
Right of use lease assets		203,766
Other assets		191,792
	$	12,752,289

LIABILITIES

Accounts payable and accrued expenses	$	1,901,492
Research credits payable		173,143
Lease liabilities		205,809
		2,280,444

MEMBERS' CAPITAL

Members' interest		11,429,042
Accumulated other comprehensive loss – foreign exchange		(957,197)
		10,471,845
	$	12,752,289

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2023

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement"). CF Global Trading (UK) Ltd, incorporated in the United Kingdom and Authorized and Regulated by the Financial Conduct Authority, and CF Global (HK) Limited, incorporated in Hong Kong and licensed by the Securities and Futures Commission, are wholly-owned subsidiaries of the Parent and act as agency or introducing brokers in their respective region. The Parent incorporated CFGT EU, (S.A) in Lisbon, Portugal in July 2023. The newly formed wholly-owned subsidiary applied for a brokerage license with the local regulators, granted in January 2024.

In March 2023, the equity owners of the Parent agreed to sell their entire ownership interest to State Street Corporation and its Subsidiaries in a cash transaction ("The Transaction""). The Transaction closed effective February 1, 2024, and at the time of this report State Street Corporation is the sole owner of CF Global Trading, LLC. The firm and its former subsidiaries continue operating as broker dealers within the State Street Corporation group of companies.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

[2] Principles of consolidation:

The consolidated financial statements of CF Global Trading, LLC and Subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly-owned subsidiaries, CF Global (HK) Limited, CF Global Trading (UK) Limited and CFGT EU (S.A.). Accumulated other comprehensive loss relates to foreign translation gains and losses due to consolidation with non-U.S. entities. All material intercompany transactions and balances have been eliminated in consolidation. The financial statements are presented in US Dollars.

[3] Cash, cash equivalents and restricted cash:

The Company considers money market funds and highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include foreign bank balances in the amount of $6,132,364.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Due from brokers, clearing deposit and accounting for credit losses:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated statement of financial condition with the total of the same such amounts presented in the consolidated statement of cash flows.

	12/31/2023
Cash and cash equivalents	$9,718,976
Restricted cash included in segregated reserve accounts	168,180
Total cash and cash equivalents and restricted cash shown in the consolidated statement of cash flows	**$ 9,887,156**

	01/01/2023
Cash and cash equivalents	$9,749,284
Restricted cash included in segregated reserve accounts	405,721
Total cash and cash equivalents and restricted cash shown in the consolidated statement of cash flows	**$ 10,155,005**

Restricted cash included in segregated reserve accounts on the consolidated statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

The Company adopted FASB ASC 326, Financial Instruments – Credit Losses ("ASC 326").

As a non-clearing broker, the Company has its customers' transactions cleared through the executing broker or other broker-dealers pursuant to clearance agreements. The Company's receivables from broker-dealers and clearing organizations include commissions receivable from settled and unsettled trades, accrued interest receivables and cash deposits.

In accordance with ASC 326, the Company estimates a current expected credit loss ("CECL") as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the CECL estimate as an allowance for credit losses. Changes in the CECL allowance are reported in Credit Loss expense. The allowance for credit losses is calculated based on the Company's expectation of the collectability of the receivables considering factors such as historical experience, credit quality, age of the balances and current and future conditions that may affect the Company. The Company's expectation is that the credit risk associated with commission receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

For commissions receivable from trades settled pursuant to clearance agreements, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time as the trades are settled daily between the clearing organization and the Company's customers. The Company proactively monitors the settlement activity between the clearing organization and its customers and reviews the credit quality of its counterparties.

Notes to Consolidated Financial Statements
December 31, 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The amount receivable from brokers and clearing organizations in the consolidated statement of financial condition decreased from $2,921,387 as at December 31, 2022 to $1,155,956 as at December 31, 2023. The clearing deposits in the amount of $500,000 and $500,000 are held as a security by the clearing brokers for CF Global Trading LLC and CF Global Trading (UK) Ltd., respectively. The Company's CECL allowance as at December 31, 2023 totaled $51,584 versus $64,547 as at December 31, 2022.

	12/31/2023	12/31/2022
Amounts receivable from clearing organizations		
Security Deposits	$ 1,000,000	$ 1,000,000
Cash deposits	237,050	1,380,452
Trades pending settlement	325	13,737
Commissions receivable	294,332	562,522
Total	$ 1,531,707	$ 2,956,711
Receivable from brokers	$ 675,832	$ 1,029,223
Allowance for credit losses	(51,584)	(64,547)
Total	$ 624,248	$ 964,676
Grand Total	$ 2,155,955	$ 3,921,387

[5] Revenue recognition:

The Company complies with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Notes to Consolidated Financial Statements
December 31, 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission Income:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Soft Dollar Arrangements:

The Company permits certain of its customers to allocate a portion of their commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as "soft dollar arrangements". The Company acts as an agent in the provision of research and the commissions on soft dollar brokerage are recorded net of the related expenditures on an accrual basis. The net commission is recorded on the trade date, which is when the Company believes the performance obligation is satisfied.

Other Fees:

The Company performs an in-house trader function for a customer from time to time, on demand. The Company charges the customer a fee in arrears for the service. The fees are recorded monthly, at the end of the month during which the service was performed. Total fees earned from this service were $84,797 for the year ended December 31, 2023 and $176,312 for the year ended December 31, 2022. These amounts are contained within interest and other income.

There was no revenue recorded in 2023 from deferred balances at December 31, 2022.

At January 1, 2023 and December 31, 2023, there were no receivables (other than Due from brokers), contract assets or contract liabilities.

[6] Translation of foreign currencies:

The financial position and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the year. Assets and liabilities have been translated at the rates of exchange on the consolidated statement of financial condition date. The resulting translation gain or loss adjustment is shown as other comprehensive loss in the consolidated statement of operations and is described further in Note H of these notes to consolidated financial statements.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction losses included in operations totaled $258,090 in 2023.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

Notes to Consolidated Financial Statements
December 31, 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment, and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, whichever is shorter.

[8] Income taxes:

The Parent is classified as a partnership for U.S. federal income tax purposes. The Parent is not required to pay U.S. federal or state income taxes on income, profits or capital gains with exception of the New York City Unincorporated Business Tax. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns. The Company has operating subsidiaries and is subject to non-US taxes in the United Kingdom, Hong Kong, and Portugal, beginning in 2023. Total non-US income taxes consist of approximately $245,742 in the current year, almost entirely attributable to the United Kingdom. The total tax expense of approximately $273,141 differs from tax expense at the statutory tax rate of 21% in the U.S. as a result of the tax benefit associated with the flow-through status, state taxes, foreign taxes and change in valuation allowance. The Companies deferred tax assets consist principally of non-U.S. net operating losses offset by a full valuation due to losses in that jurisdiction. The Company non-U.S. loss carryforwards are approximately $645,000 and may be carried forward indefinitely. The change in valuation allowance was an increase of approximately $106,415.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the consolidated statement of operations.

For the year ended December 31, 2023, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2023.

There are currently no income tax returns under audit. As of the date of this report, the tax statute of limitations for the tax filings are still open for all years after 2019 for the Parent, all tax years after 2016 for the HK Subsidiary and all tax years after 2022 for the UK Subsidiary.

[9] Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[10] Client commission arrangement or research credits:

The Company ensures commission arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act as amended, which provides for the payment of research, brokerage, and other permissible expenses.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2023

NOTE C – MEMBERS' CAPITAL

Members' capital consists of common interests and management interests. Management interests represented 12.68% of members' capital as at December 31, 2023 and does not entitle the holder to vote on any Company related matter.

Income and losses are allocated among the members based on their participating percentages, as defined in the Company's LLC Agreement.

NOTE D – NET CAPITAL REQUIREMENTS

CF Global Trading LLC is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2023, the Company had net capital of $1,054,083 which was $804,083 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.91 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $384,615 as of December 31, 2023. As of December 31, 2023, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Conduct Authority (FCA). Under FCA rules, CF Global Trading (UK) Limited had an Own Funds Requirement at December 31, 2023 of $995,564. As of December 31, 2023, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule.

NOTE E – FIXED ASSETS

Fixed assets at December 31, 2023 are comprised of the following:

Computer and office equipment	$ 1,020,843
Furniture and fixtures	303,240
Leasehold improvements	357,085
Capitalized software	779,303
Total cost	2,460,471
Less accumulated depreciation	(2,386,307)
Fixed assets	$ 74,164

The Company recognized $53,507 of depreciation and amortization expense for the year ended December 31, 2023.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2023

NOTE F – COMMITMENTS

The Company recognizes and measures its leases in accordance with FASB ASC. The Company has identified its arrangements that are within the scope of the guidance and has evaluated its leases, which is primarily comprised of operating real estate leases for its New York and overseas offices, as detailed below.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company made an accounting policy election by class of underlying asset, for office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

During the year, the Company extended the lease of its New York office to April 30 2025, increasing both its ROU assets and liabilities by $181,354. The lease is secured by a letter of credit in the amount of $85,353 expiring July 1, 2024. The undiscounted liability arising from the lease as at December 31, 2023 was $170,706. The Company's total liabilities arising from operating leases was $205,809 as at December 31, 2023 including $46,410 for its subsidiaries' operating leases in Hong Kong and London both ending in 2024.

The components of lease cost for the year ended December 31, 2023 are as follows:

Operating lease cost	$	611,736
Variable lease cost		262,763
Short term lease cost		36,120
Total lease cost	$	910,619

Amounts reported in the consolidated statement of financial condition as of December 31, 2023 were as follows:
        Operating leases:

Operating lease ROU assets	$	203,766
Operating lease liabilities	$	205,809

Other information related to leases as of December 31, 2023 was as follows:
        Supplemental cash flow information:
                Cash paid for amounts included in the measurement of lease liabilities:
                Operating cash flow from operating leases $321,829

                Reductions to ROU assets resulting from reductions to lease obligations:
                Operating leases $330,214

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2023

NOTE F – COMMITMENTS (CONTINUED)

Weighted average remaining lease term:
Operating leases 1.09 years

Weighted average discount rate:
Operating leases 4.08 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Total undiscounted lease payments	$	217,116
Less imputed interest		(11,307)
Total lease liabilities	$	205,809

The Company and its subsidiaries occupy office space under various noncancelable operating leases with terms expiring through 2025. Minimum rental commitments under non-cancelable leases are as follows:

Year Ending December 31, 2023		
2024	$	174,440
2025		42,676
	$	217,116

NOTE G - RELATED PARTY TRANSACTIONS

During 2023, the Company, in the ordinary course of business, received commissions of $158 from a customer whose principal is a member of the Company. This customer closed down and no amounts were due from this related party at year end.

NOTE H - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2023

NOTE H - FINANCIAL INSTRUMENTS AND RISKS (CONTINUED)

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a non-clearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell investments quickly or at close to fair value.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in money market mutual funds which are not covered by FDIC insurance. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2023

NOTE I - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2023, is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Adjustment/ Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 617,489	$ 6,132,364	$ 2,969,123	$ 9,718,976
Segregated reserve accounts	39,689	128,491	-	168,180
Due from brokers, net	665,561	552,762	(62,367)	1,155,956
Clearing deposits	500,000	500,000	-	1,000,000
Investments at fair value	2,883,769	-	(2,883,769)	-
Investments in subsidiaries	9,609,656	-	(9,609,656)	-
Due from subsidiary	2,126	432,327	(434,453)	-
Due from Parent	-	2,186,207	(2,186,207)	-
Fixed assets, net	37,459	36,705	-	74,164
Prepaid expenses	124,638	114,817	-	239,455
Right of use asset	161,774	41,992	-	203,766
Other assets	87,799	178,563	(74,570)	191,792
	$ 14,729,960	$ 10,304,228	$ (12,281,899)	$ 12,752,289
LIABILITIES				
Accounts payable and accrued expenses	$ 887,766	$ 1,042,788	$ (29,062)	$ 1,901,492
Research credits payable	39,657	133,486	-	173,143
Due to subsidiaries	2,124,972	432,327	(2,557,299)	-
Due to Parent	-	2,126	(2,126)	-
Due to brokers	16,807	-	(16,807)	-
Lease Liability	161,774	44,035	-	205,809
	3,230,976	1,654,762	(2,605,294)	2,280,444
MEMBERS' CAPITAL	11,498,984	8,649,466	(8,719,408)	11,429,042
Cumulative translation adjustment	-	-	(957,197)	(957,197)
	$ 14,729,960	$ 10,304,228	$ (12,281,899)	$ 12,752,289

NOTE J - Employee Benefit Plans

The Company has an agreement with a non-government pension fund in accordance with which employee contributions are made twice a month. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the fund during the employment period and distributed by the fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are expensed as incurred. Accordingly, the Company has no long-term commitments to provide funding, guarantees, or other support to the fund. There were no employer contributions to the plan for the year ended December 31, 2023.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

NOTE K – Recent Events and Risks Factors

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. The specific impact on the Company's financial condition, results of operations, and cash flows is minimal as CF Global has no exposure to Russian Assets, Clients or Counterparties as of the date of these financial statements.

NOTE L – Subsequent Events

CFGT EU, (S.A.) obtained a license from the Comissão do Mercado de Valores Mobiliários ("CMVM") on January 24, 2024 and changed its name to CFGT (EU), Empresa de Investimento, S.A.

On March 22, 2023, the equity holders of CF Global Trading, L.L.C. ("the Company"), agreed to sell all of its issued and outstanding equity interests to State Street Corporation, or a subsidiary or affiliate thereof, pursuant to a series of one or more cash transactions. The Transactions closed effective February 1, 2024 and at the date of this report, State Street Corporation is the sole owner of the Company. The firm and its former subsidiaries continue operating as broker dealers within the State Street Corporation group of companies.

The Company has evaluated events that have occurred after the balance sheet date but before the financial statements are issued and has determined that there were no other subsequent events than disclosed above requiring adjustment or disclosure in the consolidated financial statements.